December 19, 2024

Fredrik Westin
Chief Financial Officer
Autoliv, Inc.
Klarabergsviadukten 70, Section B7
Box 70381
Stockholm, Sweden SE-107 24

       Re: Autoliv, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Forms 8-K Furnished July 19, 2024 and October 18, 2024
           Response dated November 22, 2024
           File No. 001-12933
Dear Fredrik Westin:

        We have reviewed your November 22, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our October
7, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023
Notes to the Consolidated Financial Statements
1. Basis of Presentation
Segment Reporting, page 60

1. We note your response to prior comment 5 and have the following comments:

             Please provide a more detailed description, with supporting examples, of the roles and responsibilities of the Division Presidents, and compare and contrast those roles with that of the EVP of Operations and the CEO.

             In addition to the consolidated information for the Company, you describe three
 December 19, 2024
Page 2

             other perspectives    of financial information in the EMT
Financial Report,
          including Division financial performance information. You indicate the three other perspectives are not the primary tool used by the CODM in evaluating and deciding upon significant operating or strategic decisions and that it is helpful in understanding the efficiency of manufacturing operations within a geographic region. You also indicate that the financial or other impact on specific geographic regions may help inform resource allocation decisions. Please expand on your discussion of how this information is used, with supporting examples, including the following:
            o why financial performance information for Divisions is prepared and provided to the CODM;
            o what information comprises the Division financial performance information, and whether actual results are compared against forecast;
            o why the Division financial information includes costs that are allocated from the Global and Corporate Functions;
            o how it is used by the CODM, and why such use does not represent regular review by the CODM for the allocation of resources and assessment of performance at the Division level; and
            o how financial information for the Divisions is used by individuals that report to the CODM, such as the Division Presidents and EVP of Operations.

            At the top of page 14 of your response, you indicate that the CEO meets with direct reports of a specific team at least monthly and reviews actual financial results for the Company by region at those meetings. Please describe the regional information reviewed by the CODM and what is discussed.

            You indicate that none of the Division forecasts are individually approved by the
          CFO and are only included in the consolidated forecast for final approval by the
          CEO. Please tell us what    included in the consolidated forecast
means, including
          whether the individual forecasts are provided to the CODM as part of the consolidated forecast and whether the CODM reviews them in approving the consolidated budget.

            You indicate that Divisions execute on the strategic plans given to them by the
          CEO. We also note your discussion of the Company   s forecasts.
Please tell us
          what items a Division President is responsible for in the forecast of their Division.
          Please further tell us whether Division Presidents are responsible for operating within their respective forecast and what approvals are necessary, if any, if a
          Division Presidents wants or expects to exceed forecasted expenses or expenditures.
 December 19, 2024
Page 3

Forms 8-K Furnished July 19, 2024 and October 18, 2024
Exhibit 99.1 Press Release of Autoliv, Inc. dated July 19, 2024, page 1

2. We note your response to prior comment 9 and that you present non-GAAP trade working capital in both your Form 8-K earnings releases and Forms 10-K and 10-Q periodic reports. Please explain to us in further detail how you determined trade working capital solely represents a performance measure as opposed to a liquidity measure or a combined performance and liquidity measure. We note your reconciliation of the measure to working capital, a standard measure of a company's
       liquidity, your presentation and discussion of the measure within the liquidity and capital resources sections of your periodic reports, and your disclosures that management focuses on the measure due to "the need to optimize cash generation."
Exhibit 99.1 Press Release of Autoliv, Inc. dated October 18, 2024 Reconciliation of U.S. GAAP to Non-U.S. GAAP Measures, page 16

3. In future earnings releases, please fully reconcile each non-GAAP measure presented pursuant to Item 10(e)(1)(i)(B) of Regulation S-K. In doing so, ensure that you separately identify and quantify each non-GAAP adjustment for each period presented. For example, we note that you have not provided this information for all items in the "Adjustments" columns of pages 19 and 20 that date back to 2019.
       Please contact Andrew Blume at 202-551-3254 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing